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Exhibit (a)(7)

Kraft Foods to Acquire Balance Bar

CARPINTERIA, Calif.--(BUSINESS WIRE)--Jan. 21, 2000--Balance Bar Company (NASDAQ: BBAR - news), a leading maker of nutrition/energy bars, and Kraft Foods, the nation's largest packaged foods company, announced today that they have reached a definitive agreement for the purchase of Balance Bar by Kraft Foods. The purchase price is approximately $268 million ($19.40/share), and Kraft Foods will acquire all of the equity interest pursuant to a tender offer for all of Balance Bar's outstanding shares, followed by a merger. Shareholders of Balance Bar who own 51% of the shares outstanding have signed agreements supporting the transaction and have agreed to tender their shares and vote in favor of any related matter. The tender offer is expected to close by the end of February 2000. The transaction is subject to satisfaction of customary conditions.

Balance Bar, based in Carpinteria, CA, had unaudited 1999 revenues of $100.9 million, up from just $1.3 million in 1995. Balance Bar products are sold through retail grocery, mass merchandise and club stores, and natural foods stores nationwide.

"Given consumers' desire for healthful foods along with portable snacking, Balance Bar gives Kraft Foods a strong entry into the nutrition/energy bar category, which has doubled since 1997," said Robert Eckert, President and Chief Executive Officer of Kraft Foods. "Balance Bar is number one in the natural foods channel and is also strong in other channels as well. With its great taste, quality and broad appeal among consumers, it is well-positioned for further growth."

"This sale is great news for our shareholders because they will receive a substantial premium for their investment, based upon Kraft's ability to fully realize the franchise's outstanding commercial opportunity," said James Wolfe, President and Chief Executive Officer of Balance Bar. "The support of Kraft Foods will provide the resources for further growth, and Kraft is ideally positioned to do just that for Balance Bar in the future."

"With our expertise in marketing, sales, technology and distribution, Kraft Foods has an excellent track record with buy-and-build businesses such as Altoids mints, Tombstone and Jack's pizza, Capri Sun beverages, and Taco Bell dinners, and we expect to do the same with Balance Bar in the future," Eckert noted.

Balance Bar has about 90 employees primarily at its Carpinteria, CA, headquarters and manufactures products through co-packing agreements.

Balance Bar nutrition/energy bars have balanced proportions of 40% carbohydrates, 30% protein and 30% dietary fat, and are fortified with vitamins and minerals. Balance Bar markets a full range of energy/nutrition bars under the Balance Bar name as well as a line of bars under the Jenny Craig brand through a license arrangement. There are also two beverage products, Total Balance powdered drink mixes and Total Balance ready-to-drink beverages.

Kraft Foods, headquartered in Northfield, IL, is the North American food business of Philip Morris Companies Inc.

For more information, please visit our website at www.kraftfoods.com/corporate

Forward-looking statements in this release are based on information available as of the date thereof. Such forward-looking statements are made only as of the date thereof. Balance Bar's actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with fluctuations in balance Bar's quarterly operating results, concentration of balance Bar's product offerings, development risks involved with new products and technologies, competition, and other risk factors disclosed in balance Bar's filings with the Securities and Exchange Commission.


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